Exhibit 99.1

PowerBank and Smartlink AI (“Orbit AI”) to Launch the First
“Orbital Cloud” for AI Infrastructure into Space

●	Rocket launch of DeStarlink Genesis-1 satellite expected December 2025.
●	Orbit AI integrates DeStarlink (the first decentralized Starlink-style network) and DeStarAI (orbital AI data centers) into a unified space infrastructure where data can flow, compute, and verify in Low Earth Orbit (“LEO”) powered by Solar Energy.
●	Technologies and components from NVIDIA, Ethereum Foundation, Galaxy Space, Galactic Energy, SparkX Satellite, and AscendX Aerospace who are existing or planned suppliers.
●	USD$615B projected Global Satellite Market by 2032.

Toronto, Ontario, November 19, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company), a leader in distributed solar energy, battery storage, and clean energy infrastructure across North America, is collaborating with Orbit AI in the launch of a revolutionary space initiative known as the Orbital Cloud — where communications, compute, and verification converge in LEO powered by Solar energy.

The mission leverages cutting-edge satellite technology, high-performance AI compute hardware, blockchain verification systems, and clean-energy solutions to demonstrate a next-generation digital infrastructure in orbit.

Strategic Vision

Orbit AI is developing DeStarlink, the first decentralized low-Earth-orbit network for global connectivity, and DeStarAI, a suite of orbital AI data centers powered by solar arrays and naturally cooled in space. Together, these systems form the Orbital Cloud, a unified infrastructure layer designed to enable sovereign, censorship-resistant connectivity and in-orbit compute services.

Through its collaboration with Orbit AI, PowerBank intends to contribute advanced solar energy systems and adaptive thermal control solutions, reflecting its broader shift toward digital asset, data center, and RWA (Real World Asset) infrastructure, where solar power supports digital infrastructure deployments and high-growth AI markets. PowerBank’s contribution focuses on solar power and adaptive thermal technologies essential to future satellite’s “Execution Layer.”

“The next frontier of human innovation isn’t just in space exploration, it’s in building the infrastructure of tomorrow above the Earth,” said Dr. Richard Lu, CEO of PowerBank. “The combined markets for orbital satellites, in-orbit data centers, blockchain verification, and solar-powered digital infrastructure are projected to exceed $700 billion over the next decade. By integrating solar energy with orbital computing, PowerBank is helping create a globally sovereign, AI-enabled digital layer in space , which is a system that can help power finance, communications, and critical infrastructure.”

“Orbit AI is creating the first truly intelligent layer in orbit — satellites that compute, verify, and optimize themselves autonomously,” said Gus Liu, Co-Founder and CEO of Smartlink AI. “The Orbital Cloud turns space into a platform for AI, blockchain, and global connectivity. By leveraging solar-powered compute payloads and decentralized verification nodes, we are opening an entirely new potentially $700+ billion-dollar market opportunity — one that combines energy, data, and sovereignty to reshape industries from finance to government and Web3. PowerBank’s expertise in advanced solar energy systems will be significant in supporting this initiative.”

As Jeff Bezos recently commented at Italian Tech Week, Turin, Italy, October 2025[1]:

“We will be able to beat the cost of terrestrial data centres in space in the next couple of decades. These giant training clusters will be better built in space, because we have solar power there, 24/7 — no clouds, no rain, no weather. It already has happened with weather and communication satellites. The next step is going to be data centres and then other kinds of manufacturing.”

Benefits of the Orbital Cloud

●	Energy & Efficiency: Solar-powered orbital computing bypasses terrestrial grid and cooling constraints.
●	Unified Infrastructure: Seamless integration of communication and compute layers for space-based data services.
●	Global Resilience: Designed to operate beyond geopolitical or national network controls.
●	Blockchain Verification: Genesis-1 will include an Ethereum wallet and blockchain node for verified transactions in orbit.

Market Opportunity

The Orbital Cloud intersects multiple rapidly expanding markets:

●	Orbital Infrastructure: USD $13.5B in 2024 → $21.3B by 2029 (CAGR ~9.6%)[2]
●	Global Satellite Market: projected USD $615B by 2032[3]
●	In-Orbit Data Centers: USD $1.77B in 2029 → $39.1B by 2035[4]
●	Satellite Data Services: ~$12.16B in 2024 → ~$55.24B by 2034 (CAGR ~16.3%)[5]

Combined, these markets represent a potential $700B+ growth opportunity over the next decade, driven by AI, blockchain, renewable energy, and digital-sovereignty demands.

Technologies and Ecosystem

The project intends to utilize advanced technologies and hardware from global leaders, including:

●	Ethereum Foundation – blockchain framework and wallet architecture.
●	NVIDIA Corporation – high-performance GPUs powering AI compute payloads.
●	Galaxy Space – satellite manufacturing components for future satellites.
●	Galactic Energy – launch systems and rocket technologies for future satellites.
●	SparkX Satellite – builder of the DeStarlink Genesis-1 satellite.
●	AscendX Aerospace – advanced rocket materials integrated into future satellite assemblies.

Investment and Mission Overview

PowerBank intends to complete an initial investment of US $50,000 in Orbit AI, providing an option to invest $1 million for equity of 2%, which with the approval of Orbit AI may be increased to up to US $10 million for equity of 20%, contingent on agreement on final terms and to be completed prior to the launch of DeStarlink Genesis-1 which is expected in December 2025.

Key Milestones

●	Q4 2025: Launch of Genesis-1 with Ethereum wallet, blockchain node, and initial AI inference payload.
●	2026: Expansion to 5–8 orbital nodes integrating compute and connectivity.
●	2027–2028: Full constellation rollout and commercialization of Orbital Cloud services.
●	2028–2030: Autonomous network governance; large-scale orbital compute and communication operations.

About Orbit AI

Orbit AI is a Singapore based pioneer in Aerospace. Cooperating with supply chain from China and US, the company is building a decentralized low-Earth orbit satellite network (DeStarlink) combined with orbital AI compute/data-center infrastructure (DeStarAI). The company plans blockchain verified nodes in space, solar-powered compute payloads and a mesh network architecture to deliver global connectivity and digital-sovereignty services. To learn more about Orbit AI please visit https://orbitAI.global or follow http://x.com/OrbitAI_OAI.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

Notes

[1]:https://www.reuters.com/business/energy/data-centres-space-jeff-bezos-thinks-its-possible-2025-10-03/

[2]:https://www.thebusinessresearchcompany.com/report/orbital-infrastructure-global-market-report?

[3]: https://www.alliedmarketresearch.com/press-release/satellite-market.html?

[4]:https://www.globenewswire.com/news-release/2025/04/08/3057428/28124/en/In-Orbit-Data-Centers-Market-Report-2025-Key-Players-like-NVIDIA-IBM-HPE-and-NASA-are-Pioneering-Scalable-Radiation-hardened-Computing-in-LEO.html?

[5]: https://www.precedenceresearch.com/satellite-data-services-market?

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding industry trends and overall market growth; the details of the collaboration with Orbit AI and its expected benefits; the Company’s contributions towards the collaboration with Orbit AI; the timelines for Orbit AI’s operations the Company’s growth strategies, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: the Company is able to raise sufficient financing to complete the announced investment into Orbit AI; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company fails to raise sufficient financing to complete the announced investment into Orbit AI; Orbit AI is unable to raise sufficient financing to complete its launch of satellites on the timelines proposed or at all; technical risks associated with Orbit AI’s planned operations; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation